
06010414

Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

January 16, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
JAN 2 4 2006
WASH, D.C. 185 SECTION

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- **SEMI-ANNUAL REPORT**
  The 58th Term (April 1, 2005 through September 30, 2005)

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
JAN 2 5 2006
THOMSON
FINANCIAL

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

1/24


SEC MAIL PROCESSING
RECEIVED
JAN 2 4 2006
WASH. D.C.
185
SECTION

SEMI-ANNUAL REPORT

The 58th Term April 1, 2005 through September 30, 2005

ARISAWA MANUFACTURING CO., LTD.

301-046

TABLE OF CONTENTS

Cover Page

Type of Submitted Document:	Semi-Annual Report
Submitted to:	Chief of Kanto Financial Affairs Bureau
Date of Submission:	December 20, 2005
Interim Fiscal Term:	During the 58th Term (from April 1, 2005 to September 30, 2005)
Name of Company:	Kabushiki Kaisha Arisawa Seisakusho
English Translation of Company Name:	Arisawa Manufacturing Co., Ltd.
Name and Title of Representative:	Sanji Arisawa, President and Chief Executive Officer
Location of Principal Office:	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture
Telephone Number:	(025) 524-5124
Contact Person:	Koji Ohta, General Control, General Affairs Department
Nearest Liaison Office:	12-5, Yanagibashi 2-chome, Taito-ku, Tokyo
Telephone Number:	(03) 3861-1110
Contact Person:	Hideo Koike, General Affairs Group, Tokyo Branch Office
Places where Copies of Semi-Annual Report Are Available for Public Inspection:	Arisawa Manufacturing Co., Ltd., Tokyo Branch Office 12-5, Yanagibashi 2-chome, Taito-ku, Tokyo Arisawa Manufacturing Co., Ltd., Osaka Branch Office Konishi Nissei Building 11th Floor, 12-12, Minami Senba 4-chome, Chuo-ku, Osaka Tokyo Stock Exchange 2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

PART I. INFORMATION ABOUT THE BUSINESS

1. General Conditions of Business

1. Changes in Principal Business Indicators, etc.

(1) Consolidated Business Indicators, etc.

Term	First half of 56th term	First half of 57th term	First half of 58th term	56th term	57th term
Accounting Period	From April 1, 2003 to September 30, 2003	From April 1, 2004 to September 30, 2004	From April 1, 2005 to September 30, 2005	From April 1, 2003 to March 31, 2004	From April 1, 2004 to March 31, 2005
Sales (¥ millions)	22,393	31,948	22,146	48,629	57,552
Ordinary profits (¥ millions)	3,800	6,546	2,954	8,345	11,132
Net profits for 6 months (or year) (¥ millions)	2,169	4,106	1,897	5,150	7,156
Net assets (¥ millions)	31,693	37,920	40,503	35,101	41,431
Total assets (¥ millions)	47,787	60,171	54,899	53,410	58,768
Net asset per share (¥)	1,064.41	1,151.12	1,127.13	1,174.57	1,251.92
Earnings per share for 6 months (or year) (%)	73.25	124.75	52.27	173.17	216.82
Fully diluted earnings per share for 6 months (or year) (¥)	72.72	123.56	52.14	171.78	215.14
Net worth ratio (%)	66.3	63.0	73.8	65.7	70.5
Cash flows from operating activities (¥ millions)	2,398	4,430	986	5,934	5,435
Cash flows from investing activities (¥ millions)	Δ4,049	Δ2,927	230	Δ6,914	Δ2,994
Cash flows from financing activities (¥ millions)	Δ440	Δ1,180	Δ3,115	Δ285	Δ914
Balance of cash or cash equivalents at the end of interim period or end of year (¥ millions)	3,679	4,827	4,145	4,503	6,036
Number Of Employees	912	1,008	1,014	954	997

Note: Consumption tax not included in sales amounts.

(2) Business Indicators of the Company

Term	First half of 56th term	First half of 57th term	First half of 58th term	56th term	57th term
Accounting Period	From April 1, 2003 to September 30, 2003	From April 1, 2004 to September 30, 2004	From April 1, 2005 to September 30, 2005	From April 1, 2003 to March 31, 2004	From April 1, 2004 to March 31, 2005
Sales (¥ millions)	20,723	30,143	20,475	45,267	54,149
Ordinary profits (¥ millions)	3,251	5,690	2,373	7,252	9,658
Net income for 6 months (or year) (¥ millions)	1,744	3,437	1,408	4,271	6,003
Capital Stock (¥ millions)	6,698	6,882	7,073	6,802	7,023
Total Number Of Shares Issued And Outstanding (1,000 Shares)	29,796	32,977	36,493	29,903	33,125
Net Assets (¥ millions)	26,940	31,778	33,325	29,636	34,796
Total Assets (¥ millions)	42,051	52,574	46,744	46,744	50,937
Dividends per share for 6 months (or year) (¥)	—	—	—	43.00	59.00
Net Worth Ratio (%)	64.1	60.4	71.3	63.4	68.3
Number Of Employees	642	749	766	662	750

Note: Consumption tax not included in sales amounts.

2. Business Lines

There has been no material change in information regarding Business Lines of our group (the Company and its affiliated companies) during the current interim consolidated accounting period.

3. State of Affiliated Companies

In the current interim consolidated accounting period, since Scalar Corporation which was an equity method affiliated company, sold all the shares owned by the Company, it is no longer an affiliated company.

4. State of Employees

(1) State of Consolidated Companies

(as of September 30, 2005)

Business Segments	Number of employees
Manufacturing and sales of industrial materials etc.	1,004
Other businesses	10
Total	1,014

Note: The number of employees indicates full-time employees and does not include part-time and temporary employees.

(2) State of the Submitting Company

(as of September 30, 2005)

Number of Employees	766

Note: The number of employees indicates full-time employees and does not include part-time and temporary employees.

(3) Labor Union

There is no material matter concerning the labor-management relationship.

2. Condition of Business

1. Outline of Business Performance, etc.

(1) Performance

The economic situation during the interim consolidated accounting period has been on the trend of gradual recovery due to an improvement in business results and increase in capital investment by the companies.

On the other hand, in the industries in which the Company is involved, recovery of demand was not strong as a result of an increase in material prices due to the sharp rise in crude oil prices and continued inventory adjustments of IT-related products.

In this environment, our group (the Company, consolidated subsidiaries and the equity method affiliated companies) concentrated management resources in the fields of electronic materials and display materials from among the business of manufacturing and sales of industrial materials and made efforts at speed-up of development of new products as well as streamlined management resources and promoted thorough cost reductions. Due to a delay in inventory adjustments and tougher competition, however, sales in the fields of electronic materials and display materials largely decreased from the previous interim consolidated accounting period.

As a result, our performance during the current interim consolidated accounting period amounted to sales of ¥22,146 million, representing a revenue decrease of 30.7% over the previous interim consolidated accounting period. Operating profits decreased by 63.2% from the previous interim consolidated accounting period to ¥2,117 million due to the decrease in sales and selling prices. Ordinary profits recorded ¥2,954 million, a decrease by 54.9% from the previous interim consolidated accounting period and interim net profit decreased by 53.8% as compared to the previous interim consolidated accounting period to ¥1,897 million.

Performance of segments by type of business was as follows and the stated amount is the amount before elimination between segments or before elimination of transactions among all the companies.

1) Business of Manufacturing and Sales of Industrial Materials, etc.

In the field of electronic materials, the business of manufacturing and sales of industrial materials, etc., due to a decrease in sales of flexible printed board materials resulted from tougher competition, net sales decreased by 22.7% (amount of orders received decreased by 26.7% to ¥12,183 million, and production output decreased by 25.5% from the previous interim consolidated accounting period on a non-consolidated basis of the submitting company) from the previous interim consolidated accounting period.

In the field of display materials, due to the decrease in demand for Fresnel lenses and anti-reflection plates as a result of a deterioration in the projection TV market, net sales were ¥4,755 million, a decrease of 57.0% (amount of orders received decreased by 61.2% to ¥4,862 million, production output decreased by 51.9% from the previous interim consolidated accounting period on a non-consolidated basis of the submitting company) from the previous interim consolidated accounting period.

In the fields of electric insulation materials, industrial-use structural materials and related products, net sales recorded ¥4,806 million, an increase of 2.9% from the previous interim consolidated accounting period.

As a result, overall sales increased by 30.9% over the previous interim consolidated accounting period, to ¥21,850 million and operating profit reached ¥2,079 million, which was a decrease of 63.8% over the previous interim consolidated accounting period.

2) Other Business

Net sales from driving ranges and sales of sports recreation equipment decreased due to sluggish market conditions. In order to respond to this situation, the group made efforts to streamline management, including thorough review and reductions in selling expenses.

As a result, net sales decreased by 8.7% from the previous interim consolidated accounting period to ¥297 million, but operating profit recorded an increase of 95.1% to ¥42 million over the previous interim consolidated accounting period.

The category for regional segments does not apply as our corporate group only engages in business within Japan.

It should also be noted that the amounts of sales, orders and the like stated in this section do not include the amount of consumption and local consumption tax, etc.

(2) Cash Flows

Cash and cash equivalents (hereinafter referred to as "Funds") during the current interim consolidated accounting period decreased by ¥682 million from the end of the previous interim consolidated accounting period to ¥4,145 million at the end of the current interim consolidated accounting period due to a large decrease of ¥2,930 million in interim net profit before taxes (a decrease of 55.0% over the previous interim consolidated accounting period).

The following is the status and factors of each of the cash flow categories during the current interim consolidated accounting period.

(Cash Flow from Operating Activities)

Cash inflow from operating activities was ¥986 million (a decrease of ¥3,444 million from the previous interim consolidated accounting period) due to a large decrease in interim net profit before taxes.

(Cash Flow From Investing Activities)

Cash inflow from investment activities was ¥230 million (an increase of ¥3,158 million over the previous interim consolidated accounting period) due to a refund of time deposits while there were expenses in connection with the acquisition of tangible fixed assets.

(Cash Flow from Financing Activities)

Cash outflow in financing activities was ¥3,115 million (an increase of ¥1,934 million over the previous interim consolidated accounting period) as a result of expenditures, including dividend payments and purchase of treasury stocks, etc.

2. Manufacturing, Orders and Sales

The group (the Company and its consolidated subsidiaries. The same shall apply hereinafter.) has many different categories of products manufactured and sold, in widely differing areas, and even products of the same type are not necessarily the same in their volume, construction, form or other elements. There are also products which are not manufactured on a produce to order basis, and we do not indicate production volume or order volume in monetary amounts or quantities for each segment by type of business.

For this reason we have indicated the relationships for performance for each segment by type of business in "1. Outline of Business Performance, etc.," with respect to the status of manufacturing, orders and sales.

The following states the percentages of sales by major customer and percentage of total sales during the previous interim consolidated accounting period and the current interim consolidated accounting period.

Customer	Previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)		Current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	
	Amount (thousands of yen)	Ratio (%)	Amount (thousands of yen)	Ratio (%)
Sumitomo Shoji Plastics *2	10,189,056	31.9	7,672,481	34.6
Kuraray	3,775,288	11.8	1,679,497	7.5
Toppan Printing	3,525,231	11.0	605,439	2.7

Notes: 1. *The amounts in the above table do not include* consumption *tax.*

*2. *Sumitomo Shoji Plastics Co., Ltd. changed its name to Sumitomo Shoji Chemicals Co., Ltd. as of October 1, 2005.*

3. Issues Requiring Attention by the Company

There are no material changes regarding subjects that must be dealt with by the group during the current interim consolidated accounting period.

4. Important Agreement, etc., for Operation

No applicable matters.

5. Research and Development Activities

Most of the research and development activities of our group are conducted by the submitting company and the technologies are deployed in the consolidated subsidiaries.

As a technology development company, we concentrate our research and development resources in the fields of electronic materials, display materials, and compound materials, our core segments, based on a flexible organizational structure in order to meet the needs of users, which have undergone diversification and advancement as well as constantly pursuing research and development of new technologies and products, aiming at promotion of technologies and expansion of fundamental technology, taking into consideration the launch of new products and incubation of next generation products and the future.

Examples of electronic materials include fiberglass cloths for printed circuit boards, pre-preg for special printed circuit boards, and FPC (flexible printed circuit board) materials. Examples of display materials include Fresnel lenses for projection TVs, anti-reflective plates, and materials related to three-dimensional images; while for compound materials examples include materials related to super-conductivity, materials for aircraft interiors, electrical insulation materials and materials related to electronics equipment.

As of the end of the interim consolidated accounting period we had 174 personnel involved in research and development activities, and our research and development expenses during this period amounted to ¥1,348 million.

The following are major research achievements in our manufacturing and sales of industrial materials during the current interim consolidated accounting period.

- Development of Materials for New Grade Two-Layered Flexible Printed Boards

  In the field of FPC materials, higher density and down-sizing of devices further advanced. In particular, in HDD, development and improvement of ultra-small products has been accelerated. In order to respond to such a trend, the Company continued to develop new products of CCL of two-layered boards consisting of copper foils and polyimide structures without adhesives and applied thinner copper foils and polyimides to develop ultra-thin two-layered boards, which are superior in bending and flexibility. We have already established mass production technologies and it is expected that these will be developed into differentiated products from the products of other companies.

- Development of PET Boards for PDP Electromagnetic Wave Shield

  In plasma displays, shield mesh boards for shielding electromagnetic waves, generated by devices have been employed. The Company fully participated in the market with the development of PET boards for shields, which excel in long-term reliability at the highest level in the industry, including hue and transmission. We will bring into view deployment to overseas users in the future in addition to domestic users.

- Development of Ultra-thin Pre-Preg Adhesive Sheet

  Ultra-thin pre-preg materials (20μm glass cloth, 40μm insulation layer) that utilized our unique glass cloth technology and resin composition technology have been employed in board materials for mobile electronic devices due to their differentiated properties, including adhesiveness with FPC materials, workability (chipping away of resin) and non-flaw characteristics.

  The Company further developed a response to thinner products and by the establishment of processing technology of 15μm glass cloth, having the flatness of film, we have the capability to make insulation layers as thin as 25μm and have organized a production system that meets customer demand, which is multipurpose and diversified.

- Anti-reflection Films for PDP (Plasma Display Panel)

  In connection with rapid expansion of the PDP market, it is a top priority of the Company to lower the prices of members. The Company has placed on the market anti-reflection films used for the surface of PDP-TVs and in order to meet market demands for price reductions, as compared to the previous type (ARF), we have developed a low-cost type (LRF), which also maintained surface rigidity and anti-reflection properties. They already enjoy a high reputation from users and we are aiming at large scale supplies in the future.

- Development of Large High Definition (HD) Type 3D Monitors

  We have developed 3D monitors, using micro poles in various LCD (liquid crystal display) monitors. In the first half, we started development of micro poles for high definition (HD) TVs and carried out trial manufacturing of high definition micro poles while confirming the image by mounting LCD TVs with a 37-inch width, and have commenced a market study.

3. State of Facilities

1. State of Major Facilities

There was no significant change in major facilities during the current interim consolidated accounting period.

2. Plan of New Installation and Retirement, etc., of Facilities

(1) There were no major changes in connection with new installation of significant facilities during the current interim consolidated accounting period that were in the planning stage as of the end of the previous consolidated fiscal year:

(2) The following are newly completed major facilities during the current interim consolidated accounting period that were in the planning stage as of the end of the previous consolidated fiscal year.
New installation of electronic materials manufacturing facilities at the Nakatahara Factory of the submitting company in the business of manufacturing and sales of industrial materials was completed in June 2005 and has started operations. New installation of display materials manufacturing facilities at the Nakatahara Factory and new installation of display materials manufacturing facilities at Nakatahara Nishi Factory as well as new installation of industrial-use structural materials manufacturing facilities at Minami Honcho Factory were completed in August 2005 and have started operations.
Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, and for this reason we have omitted entry of this category.

(3) There were no new plans or retirement plans for significant facilities which have been newly determined in the current interim consolidated accounting period.

4. State of the Submitting Company

1. State of Equity Shares, etc.

(1) Total Number of Shares, etc.

1) Total number of shares

Class	Authorized number of shares to be issued
Common Stock	130,000,000
Total	130,000,000

Note: Articles of Incorporation stipulate the following.
The authorized number of shares to be issued is 130,000,000. Retirement of shares, however, will decrease this number proportionately.

2) Shares issued

Class	Number of shares issued and outstanding At the end of the interim accounting period (as of September 30, 2005)	Number of shares issued and outstanding As of date submitted (as of December 20, 2005)	Name of stock exchange where listed or securities dealers association where registered	Contents
Common Stock	36,493,429	36,493,929	Tokyo Stock Exchange (Market First Section)	—
Total	36,493,429	36,493,929	—	—

Note: In the column of "Number of shares issued and outstanding as of date submitted," the number of shares issued as a result of exercising the right to subscribe for new shares (including the exercise of the preemptive rights under Paragraph 1 of the previous Article 280-19 of the Commercial Code) from December 1, 2005 to the date of submission of this interim report is not included.

(2) State of New Share Subscription Rights, etc.

Resolution made on June 28, 2001 (New share subscription rights in accordance with Paragraph 1 of the previous Article 280-19 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2005)	At the end of the previous month of the submission date (as of November 30, 2005)
Number of new share subscription rights	—	—
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	24,400	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,504	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2003 through June 30, 2006	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 1,504 Paid-in Capital Amount 752	Same as on the left.
Terms and conditions to exercise the new share subscription rights	A person who is granted the preemptive rights as an eligible person must also be a Director or an employee of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to new share subscription rights.	Same as on the left.

Resolution made on June 28, 2002 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2005)	At the end of the previous month of the submission date (as of November 30, 2005)
Number of new share subscription rights	1,036	1,031
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	103,600	103,100
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,744	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2004 through June 30, 2007	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 1,744 Paid-in Capital Amount 872	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.

Resolution made on June 27, 2003 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2005)	At the end of the previous month of the submission date (as of November 30, 2005)
Number of new share subscription rights	2,538	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	253,800	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,954	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2005 through June 30, 2008	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 2,954 Paid-in Capital Amount 1,477	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.

Resolution made on June 29, 2004 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2005)	At the end of the previous month of the submission date (as of November 30, 2005)
Number of new share subscription rights	2,023	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	202,300	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	4,393	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2006 through June 30, 2009	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 4,393 Paid-in Capital Amount 2,197	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of the affiliated companies at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.

Resolution made on June 29, 2005 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2005)	At the end of the previous month of the submission date (as of November 30, 2005)
Number of new share subscription rights	397	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	39,700	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1	Same as on the left.
Exercise period of the new share subscription rights	August 1, 2005 through July 31, 2025	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 1 Paid-in Capital Amount 1	Same as on the left.
Terms and conditions to exercise the new share subscription rights	(1) Eligible persons may exercise the new share subscription rights only at the time of their retirement from office of directors of the Company; provided, however, that the eligible persons may exercise the new share subscription rights during the period between the following day of the date of retirement (hereinafter referred to as the "Commencement Date of Exercising Right") and the date elapsing ten (10) days from the Commencement Date of Exercising Right. (2) In the event that the eligible person has died, among his/her heirs, only the spouse, children and direct ancestors of the first degree may exercise the new share subscription rights; provided, however, that heirs may exercise the new share subscription rights during the period between following day of the retirement of the eligible person by death and the date elapsing three (3) months from that date.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.

Note: It was granted in lieu of payment of money to the directors of the Company whose termination of the retirement bonuses was approved at the 56th general meeting of shareholders (June 29, 2004).

Resolution made on June 29, 2005 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the Commercial Code)

	At the end of the interim accounting period (as of September 30, 2005)	At the end of the previous month of the submission date (as of November 30, 2005)
Number of new share subscription rights	2,063	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	206,300	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,637	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2007 through June 30, 2010	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 2,637 Paid-in Capital Amount 1,319	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of the affiliated companies at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.

(3) The Change in Total Number of Shares Issued, Capital, etc.

Date	Number of shares issued and outstanding		Capital (thousands of yen)		Capital reserves (thousands of yen)	
	Change	Balance	Change	Balance	Change	Balance
May 20, 2005 *1	3,312,548	36,438,029	—	7,023,219	—	6,135,250
April 1, 2005 through September 30, 2005 *2	55,400	36,493,429	50,004	7,073,223	50,004	6,185,254

Note: *1. *1 for 1.1 split was made for shares held by shareholders registered on the shareholders' registry and the effective shareholders' registry at the end of March 31, 2005.*

*2. *The increase is due to the exercise of the new share subscription rights (including the increase by the exercise of the preemptive rights under Paragraph 1 of the previous Article 280-19 of the Commercial Code).*

3. *Due to the exercise of new share subscription rights for the period between October 1, 2005 and November 30, 2005 (including the increase by the exercise of preemptive rights under Paragraph 1 of the previous Article 280-19 of the Commercial Code), the total number of shares issued increased by 500 shares, capital increased by ¥436 thousand and capital reserve increased by ¥436 thousand.*

(4) State of Major Shareholders

As of September 30, 2005

Full name or corporate name	Address	Number of shares held	Ratio of shares held to total number of shares issued and outstanding (%)
The Master Trust Bank of Japan, Ltd. (Employee retirement funds account/ Asahi Glass Company's Account) *1	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	1,954,624	5.36
Japan Trustee Services Bank, Ltd. (Trust account)	8-11 Harumi 1-chome Chuo-ku, Tokyo	1,801,200	4.94
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	1,534,200	4.20
Mitsubishi Gas Chemical Co., Ltd. *2	5-2, Marunouchi 2-chome Chiyoda-ku, Tokyo	1,472,166	4.03
Hachijuni Bank, Ltd.	178-8, Nakagosho Okada Nagano-city, Nagano	1,000,930	2.74
Eiichi Arisawa	3-11-44 Nishishiro-cho, Joetsu City, Niigata Prefecture	789,846	2.16
Arisawa Kenko Ltd.	1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture	714,238	1.96
The Daishi Bank, Ltd.	1071-1 Higashiborimae-dori 7-Bancho, Niigata-shi, Niigata	628,903	1.72
JP Morgan Chase Bank, 385050 (Standing Agent: The Mizuho Corporate Bank, Ltd. Kabuto-cho Custody Office)	Woolgate House, Coleman Street, London EC2D 2HD, UK (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	605,513	1.66
Japan Securities Finance Co., Ltd.	2-10 Nihonbashi Kayaba-cho 1-chome, Chuo-ku, Tokyo	559,300	1.53
Total	—	11,060,920	30.31

Note: *1. *1,954,624 shares held by the Master Trust Bank of Japan, Ltd. (Employee Retirement Funds Account/ Asahi Glass Company's Account) are the trust assets of retirement benefits trust entrusted to the Bank by Asahi Glass Company and the right to provide instruction for the exercise of voting rights is reserved for Asahi Glass Company.*

*2. *Shares held by Mitsubishi Gas Chemical Co., Ltd. include 966,306 shares contributed by Mitsubishi Gas Chemical Co., Ltd. to the trust assets of retirement benefits trust (the name in the register of shareholders is "The Master Trust Bank of Japan, Ltd. (Retirement Benefit Trust Account/ Mitsubishi Gas Chemical Co., Ltd. Account).*

3. *Based on the system of "Disclosure of State of Major Shareholdings, etc." under the Securities and Exchange Law, Schroder Investment Management (Japan) Ltd. reported that it held 3,178,336 shares (8.71%) together with other two companies as of September 30, 2005, but as the Company has not been able to confirm the shareholdings as of the end of interim period, they are not included in the state of major shareholders. In this regard, the details of report of major shareholdings by Schroder Investment Management (Japan) Ltd. are as follows.*

Name of major Shareholders	Address	Number of shares held	Ratio of shares held to total number of shares issued and outstanding (%)
Schroder Investment Management (Japan) Ltd.	1-11-1 Marunouchi, Chiyoda-ku, Tokyo	2,337,000	6.40
Schroder Investment Management (North America) Ltd.	31 Gresham Street, London, EC2V 7QA, UK	590,000	1.62
Schroder Investment Management Ltd.	31 Gresham Street, London, EC2V 7QA, UK	251,336	0.69

(5) State of Voting Rights

1) Shares issued and outstanding

As of September 30, 2005

Category	Number of Shares	Number of Rights	Remarks
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	Common Stock 558,300	—	—
Shares with full voting rights (others)	Common Stock 35,725,400	357,254	—
Odd stocks	Common Stock 209,729	—	—
Total number of shares issued and outstanding	36,493,429	—	—
Total number of voting rights of shareholders	—	357,254	—

Note: 2,400 shares and 24 rights held in the name of Securities Holding and Transfer Authorities are included in Number of Shares and Number of Rights of Shares with Full Voting Rights (Others), respectively.

2) Treasury Stocks, etc.

As of September 30, 2005

Full name or corporate name, etc., of holder		Number of shares held			Ratio of shares held to total number of shares issued and outstanding (%)
Full name or corporate name	Address	In own name	In other's name	Total	
Arisawa Manufacturing Co., Ltd.	5-5 Minami Honcho1-chome, Joetsu-shi, Niigata Prefecture	558,300	—	558,300	1.53
Total	—	558,300	—	558,300	1.53

2. Share Price Movement

The highest/lowest share prices during the current interim accounting period:

Month	April 2005	May 2005	June 2005	July 2005	August 2005	September 2005
High (¥)	3,870	3,260	3,340	3,140	2,540	2,410
Low (¥)	3,210	2,960	3,020	2,445	2,340	2,110

Note: Highest and lowest share prices are those on the 1st Section of Tokyo Stock Exchange Co., Ltd.

3. State of Directors

There are no changes to Directors from the date of submission of Securities Report for the previous fiscal year through the date of submission of the current Semi-Annual Securities Report.

5. State of Accounting

1. Method of Preparation of Interim Consolidated Financial Statements and Interim Financial Statements

(1) The interim consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Consolidated Financial Statements" (Ministerial Ordinance No. 24 of the Ministry of Finance of 1999; hereinafter referred to as "Regulations of Interim Consolidated Financial Statements").

Provided, that during the previous interim consolidated accounting period (from April 1, 2004 to September 30, 2004), financial statements have been prepared in compliance with the Regulations of Interim Consolidated Financial Statements before the amendment in accordance with the Supplemental Rules, paragraph 3, proviso of "Ordinance of Cabinet Office Amending Part of the Rules, etc., concerning Terms and Preparation Method of Financial Statements, etc." (Ordinance of Cabinet Office, No. 5, as of January 30, 2004).

(2) The interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Financial Statements" (Ministerial Ordinance No. 38 of the Ministry of Finance of 1977; hereinafter referred to as "Regulations of Interim Financial Statements").

Provided, that during the previous interim accounting period (from April 1, 2004 to September 30, 2004), financial statements have been prepared in compliance with the Regulations of Interim Consolidated Financial Statements before the amendment in accordance with the Supplemental Rules, paragraph 3, proviso of "Ordinance of Cabinet Office Amending Part of the Rules, etc., concerning Terms and Preparation Method of Financial Statements, etc." (Ordinance of Cabinet Office, No. 5, as of January 30, 2004).

2. Certification of Auditing

Based on the provisions of Article 193-2 of the Securities and Exchange Law, the interim consolidated financial statements and the interim financial statements of the Company for the previous interim consolidated accounting period (from April 1, 2004 to September 30, 2004) and the previous interim accounting period (from April 1, 2004 to September 30, 2004), as well as the interim consolidated financial statements and the interim financial statements of the Company for the current interim consolidated accounting period (from April 1, 2005 to September 30, 2005) and the current interim accounting period (from April 1, 2005 to September 30, 2005) were subject to an interim audit by Shin Nihon & Co., respectively.

1. Interim Consolidated Financial Statements, etc.

(1) Interim Consolidated Financial Statements

1) Interim Consolidated Balance Sheet

(in thousands of yen)

		At the end of the previous interim consolidated accounting period (as of September 30, 2004)			At the end of the current interim consolidated accounting period (as of September 30, 2005)			Summary of Interim Consolidated Balance Sheet of the previous consolidated fiscal year (as of March 31, 2005)		
Item	Note	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
(Assets)										
I. Current Assets										
1. Cash and deposits			10,412,334			4,865,406			8,656,246	
2. Notes receivable & accounts receivable			14,014,091			10,763,766			12,390,082	
3. Securities			160,668			—			—	
4. Inventories			6,600,245			7,954,744			7,295,008	
5. Deferred tax assets			1,081,602			525,387			566,239	
6. Other			480,312			942,427			756,688	
Allowance for doubtful accounts			Δ26,490			Δ10,544			Δ17,240	
Total Current Assets			32,722,765	54.4		25,041,187	45.6		29,647,024	50.5
II. Fixed Assets										
1. Tangible Fixed Assets										
(1) Buildings & Structures	*1 *2	6,884,754			7,437,084			7,299,204		
(2) Machinery and equipment & delivery equipment	*1 *2	7,147,003			7,489,171			7,217,760		
(3) Land	*2	1,567,699			1,549,772			1,550,970		
(4) Others	*1 *2	2,154,651	17,754,108	29.5	1,711,965	18,187,995	33.1	2,275,554	18,343,489	31.2
2. Intangible fixed assets			138,713	0.2		109,567	0.2		124,710	0.2
3. Investments and other assets										
(1) Investment securities		9,066,359			10,927,562			9,991,527		
(2) Deferred tax assets		156,469			79,434			104,049		
(3) Others		355,954			589,780			583,315		
Allowance for doubtful accounts		Δ22,861	9,555,922	15.9	Δ35,929	11,560,848	21.1	Δ25,519	10,653,372	18.1
Total Fixed Assets			27,448,744	45.6		29,858,410	54.4		29,121,571	49.5
Total Assets			60,171,510	100.0		54,899,598	100.0		58,768,595	100.0

(in thousands of yen)

Item	Note	At the end of the previous interim consolidated accounting period (as of September 30, 2004)			At the end of the current interim consolidated accounting period (as of September 30, 2005)			Summary of Interim Consolidated Balance Sheet of the previous consolidated fiscal year (as of March 31, 2005)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
(Liabilities)										
I. Current Liabilities										
1. Notes payable & accounts payable			13,265,937			10,269,691			11,277,858	
2. Short term borrowings	*2		196,000			196,000			196,000	
3. Income taxes, etc., payable			2,411,579			918,067			1,782,214	
4. Reserve for bonuses			2,747,499			585,414			1,049,324	
5. Other			3,326,338			1,917,017			2,532,405	
Total Current Liabilities			21,947,354	36.5		13,886,191	25.3		16,837,803	28.7
II. Fixed Liabilities										
1. Long term borrowings	*2		7,000			1,000			4,000	
2. Deferred tax liabilities			3,789			366,027			205,056	
3. Reserve for retirement allowance			35,505			36,911			36,223	
5. Consolidated adjustment account			3,746			2,676			3,211	
6. Other			253,640			103,055			250,597	
Total Fixed Liabilities			303,682	0.5		509,671	0.9		499,089	0.8
Total Liabilities			22,251,036	37.0		14,395,862	26.2		17,336,892	29.5
(Shareholders' Equity)										
I. Capital			6,882,063	11.4		7,073,223	12.9		7,023,219	12.0
II. Capital reserve			5,994,118	10.0		6,185,254	11.3		6,135,250	10.4
III. Earned surplus			24,748,003	41.1		27,734,960	50.5		27,798,452	47.3
IV. Other revaluation balance of securities			434,602	0.7		852,315	1.5		614,988	1.0
V. Exchange rate adjusting accounts			Δ25,912	Δ0.0		43,892	0.1		Δ17,951	Δ0.0
VI. Treasury Stocks			Δ112,403	Δ0.2		Δ1,385,911	Δ2.5		Δ122,255	Δ0.2
Total shareholders' equity			37,920,473	63.0		40,503,735	73.8		41,431,703	70.5
Total of liabilities, minority interest and shareholders' equities			60,171,510	100.0		54,899,598	100.0		58,768,595	100.0

2) Interim Consolidated Profit and Loss Statement

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004) Amount		Ratio (%)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005) Amount		Ratio (%)	Summary of interim consolidated profit and loss statement of the previous consolidated fiscal year (April 1, 2004 to March 31, 2005) Amount		Ratio (%)
I. Sales			31,948,404	100.0		22,146,667	100.0		57,552,139	100.0
II. Cost of Goods Sold			23,940,493	74.9		18,243,756	82.4		43,570,828	75.7
Gross Profit on Sales			8,007,911	25.1		3,902,911	17.6		13,981,311	24.3
III. Selling, General & Admin. Expenses										
1. Freight and packaging cost		559,087			383,804			976,118		
2. Officer compensation		—			189,859			—		
3. Wage allowances		294,894			310,779			1,115,211		
4. Transfer to reserve for bonus		542,458			117,143			227,586		
5. Transfer to retirement allowance		27,473			27,802			54,052		
6. Transfer to officers' retirement bonuses		3,320			—			3,320		
7. Transfer to allowance for doubtful accounts		10,408			3,593			—		
8. Other		818,828	2,256,472	7.1	752,363	1,785,347	8.1	1,731,922	4,108,212	7.1
Operating income			5,751,438	18.0		2,117,564	9.5		9,873,098	17.2
IV. Non-operating Income										
1. Interest received		11,197			14,828			21,780		
2. Dividend received		36,305			38,765			44,684		
3. Write-off of consolidated adjustment account		535			535			1,070		
4. Investment profit on equity method		671,661			595,296			994,514		
5. Others		165,432	885,132	2.8	263,354	912,780	4.1	336,665	1,398,714	2.4
V. Non-operating Expenses										
1. Interest paid		1,265			620			1,948		
2. Compensation for insufficient payment		21,055			30,286			28,396		
3. Rent payment		29,550			25,794			57,666		
4. Other		38,018	89,889	0.3	19,320	76,021	0.3	51,025	139,037	0.3
Ordinary Profit			6,546,681	20.5		2,954,323	13.3		11,132,776	19.3
VI. Extraordinary Profits										
1. Profit on sale of investment securities		—			23,249			40,708		
2. Profit on sale of fixed assets		—			—			67,251		
3. Refund of fixed assets tax		—			—			33,969		
4. Profit on reversal of officers' retirement bonuses		—			127,034			—		
5. Profit on reversal of allowance for doubtful accounts		184			—			—		
6. Other		—	184	0.0	500	150,783	0.7	—	141,929	0.2

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)			The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)			Summary of interim consolidated profit and loss statement of the previous consolidated fiscal year (April 1, 2004 to March 31, 2005)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
VII. Extraordinary Losses										
1. Loss on retirement of fixed assets	*2	—			13,199			6,277		
2. Loss on sale of fixed assets	*3	24,662			—			—		
3. Loss on depreciation of golf membership		10,310			—			10,310		
4. Loss on retirement of inventories		—			128,921			—		
5. Loss on impairment	*4	—			5,604			—		
6. Other		4,020	38,993	0.1	26,845	174,571	0.8	1,433	18,021	0.0
Interim (current) net profits before taxes, etc.			6,507,872	20.4		2,930,535	13.2		11,256,684	19.5
Corporate income taxes, resident taxes and business taxes payable	*5	2,401,515			1,033,387			3,456,290		
Adjusted amount of corporate income taxes, etc.	*5	—	2,401,515	7.5	—	1,033,387	4.7	643,588	4,099,878	7.1
Interim (current) net profits			4,106,357	12.9		1,897,148	8.5		7,156,806	12.4

3) Interim Consolidated Earned Surplus Statement

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004) Amount		The current interim consolidated accounting period (April 1, 2005 to September 30, 2005) Amount		Interim consolidated earned surplus statement of the previous consolidated fiscal year (April 1, 2004 to March 31, 2005) Amount	
(Capital Surplus)							
I. Capital surplus at start of term			5,914,708		6,135,250		5,914,708
II. Increase in capital surplus							
1. Issuance of new shares in connection with capital increase		79,410	79,410	50,004	50,004	220,541	220,541
III. Capital surplus at end of interim period (year)			5,994,118		6,185,254		6,135,250
(Earned Surplus)							
I. Earned surplus at start of term			21,931,537		27,798,452		21,931,537
II. Increase in earned surplus							
1. Interim (current) net profit		4,106,357	4,106,357	1,897,148	1,897,148	7,156,806	7,156,806
III. Decrease in earned surplus							
1. Dividends paid		1,284,863		1,952,178		1,284,863	
2. Officers' bonuses		5,028	1,289,891	8,462	1,960,640	5,028	1,289,891
IV. Earned Surplus at the end of interim period (year)			24,748,003		27,734,960		27,798,452

4) Interim Consolidated Cash Flow Statements

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004) Amount	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005) Amount	Summary of interim consolidated cash flow statements of the previous consolidated fiscal year (April 1, 2004 to March 31, 2005) Amount
I. Cash flows from operating activities:				
Interim (current) net profit before tax, etc.		6,507,872	2,930,535	11,256,684
Depreciation costs		1,214,141	1,338,499	2,620,755
Loss on impairment		—	5,604	—
Write-off of consolidated adjustment account		Δ535	Δ535	Δ1,070
Investment profit on equity method		Δ671,661	Δ595,296	Δ994,514
Loss (profit) on sale of fixed assets		24,662	—	Δ67,251
Refund of fixed assets tax		—	—	Δ33,969
New share issuance expenses		2,322	1,817	4,592
Loss on sale of tangible fixed assets		2,431	13,199	6,277
Valuation loss on investment securities		1,588	—	1,433
Profit on sale of investment securities		—	Δ23,249	Δ40,708
Depreciation loss on golf membership		10,310	—	10,310
Profit on exchange		Δ5,604	Δ33,470	Δ9,865
Increase (decrease) in reserves for bonuses		893,520	Δ463,910	Δ804,654
Increase (decrease) in reserves for retirement allowance		Δ119,108	687	Δ118,390
Increase (decrease) in provisions for doubtful accounts		6,434	3,713	Δ156
Interest received and dividend received		Δ47,502	Δ53,594	Δ66,464
Interest paid		1,265	620	1,948
Decrease (increase) in account receivables		Δ2,942,987	1,662,177	Δ1,323,108
Increase in inventories		Δ1,231,994	Δ659,736	Δ1,926,756
Increase (decrease) in purchase liabilities		3,031,968	Δ1,008,166	1,043,889
Increase (decrease) in consumption tax, etc., payable		92,392	Δ259,854	139,220
Increase in other assets		Δ174,028	Δ155,226	Δ268,476
Decrease in other debts		Δ90,664	Δ304,085	Δ290,960
Officers' bonuses		Δ5,028	Δ8,462	Δ5,028
Subtotal		6,499,797	2,391,266	9,133,736

(in thousands of yen)

Item	Note	The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004) Amount	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005) Amount	Summary of interim consolidated cash flow statements of the previous consolidated fiscal year (April 1, 2004 to March 31, 2005) Amount
Interest and dividends received		220,806	378,497	330,552
Interest paid		Δ1,261	Δ619	Δ1,942
Corporate income tax, etc., payable		Δ2,288,745	Δ1,782,909	Δ4,026,360
Cash flows from operating activities		4,430,597	986,235	5,435,985
II. Cash flows from investing activities				
Disbursement for investments in fixed deposits		Δ1,000,000	—	Δ2,150,000
Income from refund of fixed deposits		850,000	1,900,000	5,124,996
Expenses to acquire tangible fixed assets		Δ2,447,967	Δ1,458,782	Δ5,018,714
Income from sale of tangible fixed assets		20,675	—	97,523
Expenses to purchase investment securities		Δ406,025	Δ596,263	Δ1,098,991
Income from sale of investment securities		—	358,332	222,867
Lending expenses		Δ40,000	Δ108,380	Δ276,361
Income from loan collections		95,512	135,447	107,062
Others		—	Δ124	Δ2,725
Cash flows from investing activities		Δ2,927,804	230,230	Δ2,994,341
III. Cash flows from financing activities				
Expenses to repay long term borrowings		Δ3,000	Δ3,000	Δ6,000
Proceeds from equity issues		156,514	98,191	436,531
Expenses to acquire treasury stock		Δ51,464	Δ1,263,655	Δ61,316
Dividends paid		Δ1,282,924	Δ1,947,307	Δ1,283,276
Cash flows from financing activities		Δ1,180,874	Δ3,115,771	Δ914,061
IV. Conversion differences of cash and cash equivalents		2,615	8,465	5,190
V. Increase (decrease) in cash and cash equivalents		324,532	Δ1,890,840	1,532,772
VI. Cash and cash equivalents at start of term		4,503,437	6,036,210	4,503,437
VII. Cash and cash equivalents at end of interim period (year)	*	4,827,970	4,145,369	6,036,210

Basic Matters for Preparation of Interim Consolidated Financial Statements

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
1. Scope of consolidation (1) Number of consolidated subsidiaries: 6 Name of important consolidated subsidiaries: Arisawa Resin Industry Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd.	1. Scope of consolidation (1) Number of consolidated subsidiaries: 6 Name of important consolidated subsidiaries: Arisawa Resin Industry Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd. As regards Arisawa Sporting Goods Co., Ltd., as stated in the significant subsequent events, a resolution was adopted at the board of directors' meeting of the Company held on September 22, 2005 that it will be dissolved by the end of January, 2006.	1. Scope of consolidation (1) Number of consolidated subsidiaries: 6 Name of important consolidated subsidiaries: Arisawa Resin Industry Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd.
(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: Arisawa Sangyo Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. Arisawa PG Co., Ltd.	(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. Arisawa PG Co., Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. In this regard, Arisawa PG Co., Ltd. was bought out by the Company as of December 1, 2005, as stated in the "Significant subsequent events," after entering into a merger agreement as of September 22, 2005.	(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. Arisawa PG Co., Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. was incorporated in October 2004 and Asuna Co., Ltd. was incorporated in December 2004. Arisawa Sangyo Co., Ltd. changed its name to NB Optic Co., Ltd. in March 2005.
(Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, interim net income (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., does not materially affect the interim consolidated financial statements.	(Reason for excluding the non-consolidated subsidiary above from consolidation:) Same as on the left.	(Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, interim net income (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., does not materially affect the consolidated financial statements.

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
2. Application of equity method (1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Scalar Corporation Colorlink Japan Co., Ltd.	2. Application of equity method (1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc As regards Scalar Corporation, all the shares were sold during the current interim consolidated accounting period and as it is no longer an affiliate, it was excluded from the companies to which the equity method is applied.	2. Application of equity method (1) Companies to which the equity method is applied: 6 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Scalar Corporation Colorlink Japan Co., Ltd. DDD Group plc DDD Group plc is included in the equity method affiliated companies from the current consolidated fiscal year as the Company acquired its stocks.
(2) Because non-consolidated subsidiaries (Arisawa Sangyo Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the interim consolidated financial statements and have no significance as a whole in terms of interim net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method.	(2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other five companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the interim consolidated financial statements and have no significance as a whole in terms of interim net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method.	(2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other five companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of current net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method.
(3) The interim financial statements of the interim accounting period of the company in question have been used for those companies covered under the equity method whose interim settlement dates differ from the consolidated interim settlement date.	(3) Same as on the left.	(3) The financial statements of the fiscal year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date.
3. Interim period items for consolidated subsidiaries Except for Arisawa Sporting Goods, the settlement date of the interim accounting period for the consolidated subsidiaries is the same as the settlement date of consolidated interim period at of the Company. The closing date of the company for the interim period is July 31, 2004. However, in preparing these interim consolidated financial statements, the interim financial statements as of July 31, 2004 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.	3. Interim period items for consolidated subsidiaries Except for Arisawa Sporting Goods, the settlement date of the interim accounting period for the consolidated subsidiaries is the same as the settlement date of consolidated interim period at of the Company. The closing date of the company for the interim period is July 31, 2005. However, in preparing these interim consolidated financial statements, the interim financial statements as of July 31, 2005 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.	3. Fiscal year items for consolidated subsidiaries Except for Arisawa Sporting Goods Co., Ltd., the end of the fiscal term for the consolidated subsidiaries is the same as that of the Company. The closing date of the company is the end of January. However, in preparing these consolidated financial statements, the financial statements as of January 31 are used for the company, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued by the gross average method at cost. 2) Derivatives Valued at the current price. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but two of the consolidated subsidiaries adopt valuation at cost by the gross average method. Raw materials and stores: Valued by the gross average method at cost. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Declining balance method However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery & delivery equipment: 4 - 9 years 2) Depreciation method for intangible fixed assets: The straight line method is adopted. However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. 2) Derivatives Same as on the left. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as on the left. Raw materials and stores: Same as on the left. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Same as on the left. 2) Depreciation method for intangible fixed assets: Same as on the left.	4. Accounting standards (1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Same as on the left. 2) Derivatives Same as on the left. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as on the left. Raw materials and stores: Same as on the left. (2) Depreciation method for important depreciable assets 1) Depreciation method for tangible fixed assets Same as on the left. 2) Depreciation method for intangible fixed assets: Same as on the left.

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
(3) Posting standards for important allowances 1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. 2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim accounting period is booked as reserve based on estimation. 3) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥29,886 thousand to prepaid pension expenses as pension assets at the end of the current interim consolidated accounting period exceeding the liability for retirement benefits.	(3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left. 2) Reserve for bonuses Same as on the left. 3) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥310,632 thousand to prepaid pension expenses as pension assets at the end of the current interim consolidated accounting period exceeding the liability for retirement benefits. (Changes in Accounting Policy) From the current interim consolidated accounting period, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and interim net profit before taxes increased by ¥719 thousand.	(3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left. 2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year. 3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥166,659 thousand to prepaid pension expenses as pension assets at the end of the current consolidated fiscal year exceeding the liability for retirement benefits.

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
4) Reserve for Officers' Retirement Bonuses (a) The Company In preparation for expenses of officers' retirement bonuses, the Company has appropriated a reserve for the required payment under the by-laws, but by a resolution adopted at the 56th general meeting of shareholders, the Company abolished the officers' retirement bonuses in June 2004. Officers' retirement bonuses for the period of service until June 2004 shall be paid at the time of retirement of each officer and are included in "Other" of Fixed Liabilities. (b) Subsidiary Companies —	4) — (b) Subsidiary Companies —	4) Reserve for Officers' Retirement Bonuses (a) The Company In preparation for expenses of officers' retirement bonuses, the Company has appropriated a reserve for the required payment under the by-laws, but by a resolution adopted at the 56th general meeting of shareholders, the Company abolished the officers' retirement bonuses in June 2004. Officers' retirement bonuses for the period of service until June 2004 shall be paid at the time of retirement of each officer and are included in "Other" of Fixed Liabilities. (b) Subsidiary Companies —
(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, on the closing day of the interim consolidated accounting period, and the difference in conversion is entered as income or loss.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Same as on the left.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate on the closing day of the consolidated accounting period, and the difference in conversion is entered as income or loss.
(5) Treatment of important leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	(5) Treatment of important leasing transactions Same as on the left.	(5) Treatment of important leasing transactions Same as on the left.
(6) Method of accounting for major hedges 1) Method of hedge accounting Allocation of foreign exchange transactions 2) Method of hedging and accounts hedged The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition. 3) Hedging policy In order to improve the financial balance, hedging shall be conducted within the extent of liabilities involved.	(6) Method of accounting for major hedges 1) Method of hedge accounting Same as on the left. 2) Method of hedging and accounts hedged Same as on the left. 3) Hedging policy Same as on the left.	(6) Method of accounting for major hedges 1) Method of hedge accounting Same as on the left. 2) Method of hedging and accounts hedged Same as on the left. 3) Hedging policy Same as on the left.

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
4) Method of evaluating the effectiveness of hedging In the period from hedging commencing time to the effectiveness determination time, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both.	4) Method of evaluating the effectiveness of hedging Same as on the left.	4) Method of evaluating the effectiveness of hedging Same as on the left.
(7) Other important matters for preparation of interim consolidated financial statements 1) Method for treatment of deferred assets All the costs for new share issuance are treated as costs at the time of expenditure. 2) Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	(7) Other important matters for preparation of interim consolidated financial statements 1) Method for treatment of deferred assets Same as on the left. 2) Accounting treatment of consumption tax, etc. Same as on the left.	(7) Other important matters for preparation of consolidated financial statements 1) Method for treatment of deferred assets Same as on the left. 2) Accounting treatment of consumption tax, etc. Same as on the left.
5. Scope of funds in interim consolidated cash flow statements The funds are cash, demand deposits that can be withdrawn at any time and short term investments which are easily convertible into cash that carries only a small risk of price fluctuation, and will reach maturity dates within 3 months from the dates on which they are acquired.	5. Scope of funds in interim consolidated cash flow statements Same as on the left.	5. Scope of funds in consolidated cash flow statements Same as on the left.

Changes in Substantial Underlying Matters for Preparation of Interim Consolidated Financial Statements

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
—	(Accounting standards for impairment of fixed assets)	—
	Accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, interim net profit before taxes, etc., decreased by ¥5,604 thousand. In this regard, accumulated amount of impairment losses is directly deducted from the amount of each asset, based on the revised regulations of interim consolidated financial statements.	

Changes in Method of Notation

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)
(Interim Consolidated Profit and Loss Statement) 1. "Transfer to allowance for doubtful accounts" in Selling, General & Admin. Expenses have been included in "Other" of Selling, General & Admin. Expenses until the previous interim consolidated accounting period, but it was described separately for the current interim consolidated accounting period as it became large. In this connection, the amount of "Transfer to allowance for doubtful accounts" for the previous interim consolidated accounting period was ¥2,125 thousand. 2. As "Valuation loss on investment securities" in Extraordinary Losses (for the current interim consolidated accounting period, ¥1,588 thousand), which has been separately described until the previous consolidated accounting period, was less than 10 of 100 of Extraordinary Losses, it was included in "Other" of Extraordinary Losses.	(Interim Consolidated Profit and Loss Statement) "Officer's Compensation" in Selling, General & Admin. Expenses has been included in "Others" of Selling, General & Admin. Expenses by the previous interim consolidated accounting period, but as it exceeded 10/100 of the total amount of Selling, General & Admin. Expenses, it was separately stated. In this regard, the amount of "Officer's Compensation" in the previous interim consolidated accounting period was ¥150,745 thousand.

Additional Information

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
(Indication in the statement of income of the portion of pro forma standard taxation in corporate enterprise taxes) From the current interim consolidated accounting period, in compliance with the Practice Corresponding Report No. 12, "Practical Treatment of Indication in the Statement of Income of the Portion of Pro-Forma Standard Taxation in Corporate Enterprise Taxes" (Business Accounting Standards Committee, dated February 13, 2004), ratio to added value and ratio to capital are appropriated in Selling, General & Admin. Expenses. In this connection, the amount appropriated in Selling, General & Admin. Expenses was ¥49,786 thousand.	—	From the current consolidated fiscal year, in compliance with the Practice Corresponding Report No. 12, "Practical Treatment of Indication in the Statement of Income of the Portion of Pro-Forma Standard Taxation in Corporate Enterprise Taxes" (Business Accounting Standards Committee, dated February 13, 2004), ratio to added value and ratio to capital are appropriated in Selling, General & Admin. Expenses. In this connection, the amount appropriated in Selling, General & Admin. Expenses was ¥90,000 thousand.

Notes

(Notes Related to Interim Consolidated Balance Sheet)

End of Previous Interim Consolidated Accounting Period (as of September 30, 2004)	End of Current Interim Consolidated Accounting Period (as of September 30, 2005)	Previous consolidated fiscal year (as of March 31, 2005)
*1 Accumulated depreciation of tangible fixed assets ¥19,955,640 thousand	*1 Accumulated depreciation of tangible fixed assets ¥22,471,250 thousand	*1 Accumulated depreciation of tangible fixed assets ¥21,240,051 thousand
*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 2,855,113 (2,855,113) Machinery and equipment 1,834,525 (1,834,525) Tools and fixtures 45,926 (45,926) Land 258,342 (191,025) Total 4,993,907 (4,926,590) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) Current portion of long term borrowings payable within one year 6,000 (6,000) Long term borrowings 7,000 (7,000) Total: 163,000 (163,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 2,643,683 (2,643,683) Machinery and equipment 1,432,710 (1,432,710) Tools and fixtures 35,896 (35,896) Land 258,342 (191,025) Total 4,370,632 (4,303,315) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) Current portion of long term borrowings payable within one year 6,000 (6,000) Long term borrowings 1,000 (1,000) Total: 157,000 (157,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 2,743,987 (2,743,987) Machinery and equipment 1,606,529 (1,606,529) Tools and fixtures 39,386 (39,386) Land 258,342 (191,025) Total 4,648,245 (4,580,928) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) Current portion of long term borrowings payable within one year 6,000 (6,000) Long term borrowings 4,000 (4,000) Total: 160,000 (160,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3 Liabilities on guarantee Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Polatechno Co., Ltd. ¥10,000 Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company.	3 —	3 —
4 The submitting company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim consolidated accounting period: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000	4 The submitting company has executed an overdraft agreement with three correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim consolidated accounting period: (in thousands of yen) Current account overdrafts ¥2,050,000 Draw-downs ¥190,000 Net ¥1,860,000	4 The submitting company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with one bank, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥2,750,000 Draw-downs ¥190,000 Net ¥2,560,000

(Notes to Related Interim Consolidated Profit and Loss Statement)

<table>
<tr><th>Previous Interim Consolidated Accounting Period
(April 1, 2004 to September 30, 2004)</th><th>Current Interim Consolidated Accounting Period
(April 1, 2005 to September 30, 2005)</th><th>Previous consolidated fiscal year
(April 1, 2004 to March 31, 2005)</th></tr>
<tr><td>*1 —</td><td>*1 —</td><td>*1. Profit from sale of fixed assets is ¥67,251,000 from sale of land.</td></tr>
<tr><td>*2 —</td><td>*2. Loss on sale of fixed assets are as follows:
(in thousands of yen)
Building and Structure ¥4,354
Machinery, equipment and delivery equipment ¥3,502
Others ¥5,342
Total ¥13,199</td><td>*2. Loss on sale of fixed assets are as follows:
(in thousands of yen)
Building and Structure ¥2,249
Machinery, equipment and delivery equipment ¥1,141
Others ¥2,886
Total ¥6,277</td></tr>
<tr><td>*3 Loss on sale of fixed assets is from machinery, equipment and delivery equipment of ¥24,662 thousand.</td><td>*3 —</td><td>*3 —</td></tr>
<tr><td>*4 —</td><td>*4 Loss on impairment
Our group appropriated the following loss on impairment in the current interim consolidated accounting period.
<table>
<tr><th>Place</th><th>Usage</th><th>Type</th></tr>
<tr><td>Myoko-shi, Niigata Prefecture</td><td>Dormant assets</td><td>Land</td></tr>
<tr><td>Hichiso-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
<tr><td>Shirakawa-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
</table>
Our group makes grouping of leased assets and dormant assets by each asset based on the segment of business type.
In the current interim consolidated accounting period, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand).
Breakdown is Land of ¥1,197 thousand and investment real property of ¥4,407 thousand.
In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.</td><td>*4 —</td></tr>
<tr><td>*5 Since tax effect accounting by the simplified method is applied to Tax expenses in the current interim consolidated accounting period, adjustment of corporate income tax, etc. is included in "Corporate income tax, local resident tax and enterprise tax."</td><td>*5 Same as at the left.</td><td>*5 —</td></tr>
</table>

(Notes to Interim Consolidated Cash Flow Statement)

Previous Interim Consolidated Accounting Period (April 1, 2004 to September 30, 2004)	Current Interim Consolidated Accounting Period (April 1, 2005 to September 30, 2005)	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
* Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the interim consolidated balance sheets. (in thousands of yen) Cash and deposits ¥10,412,334 Fixed term deposits for a term longer than three months Δ¥5,745,032 Securities (Money Management Fund) ¥160,668 Cash and cash equivalents ¥4,827,970	* Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the interim consolidated balance sheets. (in thousands of yen) Cash and deposits ¥4,865,406 Fixed term deposits for a term longer than three months Δ¥720,036 Cash and cash equivalents ¥4,145,369	* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets. (in thousands of yen) Cash and deposits ¥8,656,246 Fixed term deposits for a term longer than three months Δ¥2,620,036 Cash and cash equivalents ¥6,036,210

(Notes Related to Leasing Transaction)

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Machinery equipment & delivery equipment	11,166	6,301	4,864
Tools and fixtures	110,661	53,063	57,598
Other	50,396	26,304	24,092
Total	172,224	85,669	86,555

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥31,473
More than 1 year	¥55,081
Total:	¥86,555

(Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments and depreciation cost equivalents:

(Thousands of yen)

(1) Prepaid lease payments: ¥16,995
(2) Depreciation cost equivalent: ¥16,995

4. Method for calculating depreciation cost equivalent:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, accumulated amount of impairment losses, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Machinery equipment & delivery equipment	18,210	7,665	10,544
Tools and fixtures	111,736	54,091	57,645
Other	118,678	45,393	73,284
Total	248,624	107,149	141,474

(Note) Same as on the left.

2. Prepaid lease balance at the end of interim period such as prepaid lease balance at the end of interim period, etc.

(Thousands of yen)

Less than 1 year	¥45,172
More than 1 year	¥96,301
Total:	¥141,474

(Note) Same as on the left.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥23,006
(2) Depreciation cost equivalent: ¥23,006

4. Method for calculating depreciation cost equivalent:

Same as on the left.

(Regarding Impairment Losses)
There is no impairment loss allocated to lease assets.

The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Machinery equipment & delivery equipment	18,210	5,596	12,613
Tools and fixtures	104,429	48,212	56,217
Other	105,716	38,511	67,204
Total	228,355	92,320	136,034

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term.

2. Prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥44,179
More than 1 year	¥91,855
Total:	¥136,034

(Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Prepaid lease payments and depreciation cost equivalents:

(Thousands of yen)

(1) Prepaid lease payments: ¥43,222
(2) Depreciation cost equivalent: ¥43,222

4. Method for calculating depreciation cost equivalent:

Same as on the left.

(Notes Related to Securities)

Previous interim consolidated accounting period (as of September 30, 2004)

1. Other Market Value bearing Securities

(Thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	1,040,931	1,796,489	755,558
(2) Others	276,562	264,103	Δ12,458
Total	1,317,493	2,060,593	743,100

2. Major Securities Non-bearing the Market Value

(Thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Money Management Fund	160,668
Unlisted Shares (excluding OTC shares)	262,450
Unlisted Foreign Securities	263,188

Note: For the current interim consolidated accounting period, other securities not bearing market value were subject to impairment by ¥1,588 thousand.

In this connection, in impairment, with respect to securities not bearing market value, if the interest in the net asset value of the pertinent company dropped 50% or more from the acquisition cost at the end of period, the full amount was impaired, and if the interest dropped by 30% to 50%, impairment was made for the amount deemed necessary by the Company, taking into consideration the possibility of recovery.

Current interim consolidated accounting period (as of September 30, 2005)

1. Other Market Value bearing Securities

(Thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	699,166	2,127,650	1,428,484
(2) Others	434,755	443,604	8,848
Total	1,133,921	2,571,254	1,437,332

2. Major Non-bearing Market Value Securities

(Thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Unlisted Shares	436,643
Unlisted foreign investment trust	101,871

Previous consolidated fiscal year (as of March 31, 2005)

1. Other Market Value bearing Securities

(Thousands of yen)

	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance
(1) Equity Shares	776,521	1,846,650	1,070,129
(2) Others	435,503	427,758	Δ7,744
Total	1,212,024	2,274,409	1,062,384

2. Major Non-bearing Market Value Securities

(Thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Unlisted Shares (excluding OTC shares)	254,911
Unlisted foreign investment trust	96,651

Note: *For the current consolidated fiscal year, other securities not bearing market value were subject to impairment by ¥1,123 thousand.*

In this connection, in impairment, with respect to securities not bearing market value, if the interest in the net asset value of the pertinent company dropped 50% or more from the acquisition cost at the end of year, the full amount was impaired, and if the interest dropped by 30% to 50%, impairment was made for the amount deemed necessary by the Company, taking into consideration the possibility of recovery.

(Derivative Transaction)

Previous interim consolidated accounting period (as of September 30, 2004)

No applicable matters except derivative transaction that are covered under hedge accounting.

Current interim consolidated accounting period (as of September 30, 2005)

No applicable matters as there is no balance at the end of interim period.

At the end of previous consolidated fiscal year (As of March 31, 2005)

No applicable matters except derivative transactions that are covered under hedge accounting.

(Segment Information)

Segment Information by Business Category

Previous interim consolidated accounting period (April 1, 2004 through September 30, 2004)

(Thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	31,622,799	325,605	31,948,404	—	31,948,404
(2) Inter-segmental internal sales or transfers	9,362	—	9,362	(9,362)	—
Total	31,632,161	325,605	31,957,766	(9,362)	31,948,404
Operating expenses	25,890,648	303,912	26,194,560	2,405	26,196,965
Operating income	5,741,513	21,693	5,763,206	(11,767)	5,751,438

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials, etc.	Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

Current interim consolidated accounting period (April 1, 2005 through September 30, 2005)

(Thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	21,849,288	297,379	22,146,667	—	22,146,667
(2) Inter-segmental internal sales or transfers	1,697	—	1,697	(1,697)	—
Total	21,850,985	297,379	22,148,365	(1,697)	22,146,667
Operating expenses	19,771,845	255,056	20,026,901	2,201	20,029,103
Operating income	2,079,140	42,322	2,121,463	(3,899)	2,117,564

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials , etc.	Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

Previous consolidated fiscal year (April 1, 2004 through March 31, 2005)

(Thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
Sales					
(1) Sales to outside customers	57,025,693	526,446	57,552,139	—	57,552,139
(2) Inter-segmental internal sales or transfers	12,954	—	12,954	(12,954)	—
Total	57,038,647	526,446	57,565,094	(12,954)	57,552,139
Operating expenses	47,155,101	533,539	47,688,640	(9,598)	47,679,041
Operating income (or Operating Losses)	9,883,546	Δ7,092	9,876,454	(3,355)	9,873,098

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and sales of industrial materials, etc.	Manufacture and sale of electronic materials, display materials, electric insulating materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

(Segment Information by Region)

There is no pertinent matter as the Arisawa Group has no consolidated subsidiary and overseas branch, located in countries or areas other than Japan in the previous interim consolidated accounting period (from April 1, 2004 to September 30, 2004), current interim consolidated accounting period (from April 1, 2005 to September 30, 2005) and the previous consolidated fiscal year (from April 1, 2004 to March 31, 2005).

(Overseas Sales)

Previous interim consolidated accounting period (April 1, 2004 through September 30, 2004)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	10,898,823	3,209,700	597,863	14,706,387
II Consolidated sales (Thousands of yen)				31,948,404
III Ratio of overseas sales in the consolidated sales (%)	34.1	10.0	1.9	46.0

Current interim consolidated accounting period (April 1, 2005 through September 30, 2005)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	7,468,131	2,670,823	205,585	10,344,540
II Consolidated sales (Thousands of yen)				22,146,667
III Ratio of overseas sales in the consolidated sales (%)	33.7	12.1	0.9	46.7

Previous consolidated fiscal year (April 1, 2004 through March 31, 2005)

	Asia	North America	Other Region	Total
I Overseas sales (Thousands of yen)	18,932,653	6,726,325	1,253,820	26,912,799
II Consolidated sales (Thousands of yen)				57,552,139
III Ratio of overseas sales in the consolidated sales (%)	32.9	11.7	2.2	46.8

Notes: 1. *The regions are segmented by proximity.*
2. *The respective regions are composed of the following countries.*
Asia: *Korea, China, Taiwan and Malaysia, etc.*
North America: *USA and Canada*
3. *Overseas sales are the sales (including indirect exports) by the Company and consolidated subsidiaries of countries or areas other than Japan.*

(Per share information)

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
Net asset per share ¥1,151.12 Basic earnings per share for the interim period ¥124.75 Fully diluted earnings per share for the interim period ¥123.56	Net asset per share ¥1,127.13 Basic earnings per share for the interim period ¥52.27 Fully diluted earnings per share for the interim period ¥52.14	Net asset per share ¥1,251.92 Basic earnings per share for the current term ¥216.82 Fully diluted earnings per share for the current term ¥215.14 In this business year, a stock split was made and the per share information for the previous consolidated fiscal year is as follows, on assumption that the stock split was made on the beginning of the previous consolidated fiscal year. Net asset per share ¥1,067.79 Basic earnings per share for the current term ¥157.35 Fully diluted earnings per share for the current term ¥156.20

Note: 1. *The Company carried out a stock split during the current interim consolidated accounting period. Per share information based on the assumption that the stock split was carried out on the first day of the previous consolidated fiscal year is as follows:*

Previous interim consolidated accounting period		Previous consolidated fiscal year	
Net asset per share	¥1,046.04	Net asset per share	¥1,138.10
Basic earnings per share	¥113.35	Basic earnings per share	¥197.05
Fully diluted earnings per share	¥112.36	Fully diluted earnings per share	¥195.66

Note: 2. Basic earnings per share and fully diluted earnings per share are calculated on the basis of the following:

	The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
Basic earnings per share			
Net Profit (thousands of yen)	4,106,357	1,897,148	7,156,806
Amounts that are not attributable to common share holders (thousands of yen)	—	—	8,462
(of those, officers' bonuses by profit appropriation)	—	—	(8,462)
Net profit for common shares (thousands of yen)	4,106,357	1,897,148	7,148,344
Average number of shares during the term	32,916,724	36,293,719	32,967,858
Fully diluted earnings per share			
Adjusted amount of net profit (thousands of yen)	—	—	—
Increase in number of common shares	317,891	90,881	257,598
(Of those, number of new share subscription rights)	(317,891)	(90,881)	(257,598)
The outline of potential dilution includes no dilution in the calculation of earnings per share after dilution due to the absence of dilutive effects:	One type of new share subscription rights under the provisions of the Commercial Code, Article 280-20 and Article 280-21 (Number of new share subscription rights: 2,334 shares). For details, refer to "IV State of Submitting Company, 1. State of Shares, etc., (2) State of New Share Subscription Rights."	One type of new share subscription rights under the provisions of the Commercial Code, Article 280-20 and Article 280-21 (Number of new share subscription rights: 4,561 shares). For details, refer to "IV State of Submitting Company, 1. State of Shares, etc., (2) State of New Share Subscription Rights."	One type of new share subscription rights under the provisions of the Commercial Code, Article 280-20 and Article 280-21 (Number of new share subscription rights: 2,333 shares). For details, refer to "IV State of Submitting Company, 1. State of Shares, etc., (2) State of New Share Subscription Rights."

(Significant subsequent events)

The previous interim consolidated accounting period (April 1, 2004 to September 30, 2004)	The current interim consolidated accounting period (April 1, 2005 to September 30, 2005)	The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)
—	1. Merger with Arisawa PG Co., Ltd. The Company entered into a merger agreement as of September 22, 2005 and merged on December 1, 2005, for the purpose of efficient organizational operations of the display business and a synergistic effect of technology by merging with Arisawa PG Co., Ltd., our wholly owned subsidiary. Matters concerning the merger are stated in the "Significant subsequent events" in "2 Interim Financial Statements, etc." 2. Dissolution of Arisawa Sporting Goods Co., Ltd. The Company adopted a resolution, at the board of directors' meeting held as of September 22, 2005, that Arisawa Sporting Goods, Co., Ltd., one of our consolidated subsidiaries shall be dissolved. In this regard, the overview of the dissolved company is stated in the "Significant subsequent events" in "2 Interim Financial Statements, etc." (1) Reasons for Dissolution Arisawa Sporting Goods Co., Ltd. has been engaged in the import and sale of sporting goods, but improvement in performance cannot be expected due to deterioration of the business environment. Therefore, for more efficient business management, we have decided to transfer and concentrate the business of the company to Shinano Co., Ltd., one of our equity method affiliated companies and that the company shall be dissolved. (2) Schedule of Dissolution It is expected that the company shall be dissolved by the end of January 2006. (3) Purchase of Treasury Stock The Company adopted a resolution, at the board of directors' meeting held as of September 22, 2005, based on the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code, that the Company shall purchase treasury stocks for the purpose of greater capital efficiency. The details of purchase state are reported in the "Significant subsequent events" in "2 Interim Financial Statements, etc."	In accordance with the resolution by the board of directors held on February 17, 2005, the Company issued new shares by means of stock split as follows. 1. As of May 20, 2005, one share is split into 1.1 shares. (1) Number of shares to be increased by the split Common stock: 3,312,548 shares (2) Split Method Number of shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2005 shall be split by the ratio of 1.1 shares per share. 2. Initial Date in Reckoning Dividend April 1, 2005 Per share information in the previous consolidated fiscal year based on the assumption that both the said stock split and the stock split carried out during the current consolidated fiscal year were made at the beginning of the previous year. Net assets per share ¥970.03 Basic earnings per share ¥142.87 Fully diluted earnings per share ¥141.93 Per share information in the previous consolidated fiscal year based on the assumption that the said stock split was carried out at the beginning of the current consolidated fiscal year Net assets per share ¥1,138.10 Basic earnings per share ¥197.05 Fully diluted earnings per share ¥195.66

(2) Other

No applicable matters

2. Interim Financial Statements, etc.

(1) Interim Financial Statements

1) Interim Balance Sheet

(Thousands of yen)

Item	Note	At the end of the previous interim accounting period (as of September 30, 2004)			At the end of the current interim accounting period (as of September 30, 2005)			Summary of balance sheet of the previous fiscal year (as of March 31, 2005)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
(Asset)										
I. Current Assets										
1. Cash and deposits		9,410,675			3,848,894			7,504,157		
2. Notes receivable		1,937,294			1,391,422			1,257,926		
3. Accounts receivable		10,789,142			8,314,193			10,123,250		
4. Inventories		5,294,631			6,756,047			6,001,418		
5. Deferred tax assets		939,992			470,895			470,895		
6. Other		1,319,091			1,553,748			1,386,606		
Allowance for doubtful accounts		Δ14,275			Δ10,765			Δ13,011		
Total Current Assets			29,676,552	56.4		22,324,437	47.8		26,731,244	52.5
II. Fixed Assets										
1. Tangible fixed assets										
(1) Buildings	*1 *2	6,243,484			6,762,337			6,603,922		
(2) Machinery and equipment	*1 *2	6,954,559			7,272,267			6,978,893		
(3) Land	*2	1,407,391			1,389,464			1,390,662		
(4) Construction in progress		1,917,234			1,440,853			2,038,513		
(5) Others	*1 *2	580,441			644,741			617,897		
Total Tangible Fixed Assets		17,103,111			17,509,665			17,629,888		
2. Intangible Fixed Assets		133,709			105,564			120,065		
3. Investments and Other Assets										
(1) Investment securities		2,468,490			2,991,488			2,509,382		
(2) Stocks of affiliated companies		2,388,475			2,992,243			2,982,904		
(3) Other		818,240			938,523			977,414		
Allowance for doubtful accounts		Δ14,307			Δ117,613			Δ13,137		
Total Investment and other Assets		5,660,899			6,804,642			6,456,564		
Total Fixed Assets			22,897,720	43.6		24,419,872	52.2		24,206,517	47.5
Total Assets			52,574,272	100.0		46,744,309	100.0		50,937,762	100.0

(Thousands of yen)

Item	Note	At the end of the previous interim accounting period (as of September 30, 2004)			At the end of the current interim accounting period (as of September 30, 2005)			Summary of balance sheet of the previous fiscal year (as of March 31, 2005)		
		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
(Liabilities)										
I. Current Liabilities										
1. Notes payable		5,580,572			4,908,840			5,169,589		
2. Accounts payable		6,831,698			4,738,701			5,296,351		
3. Short term borrowings	*2	190,000			190,000			190,000		
4. Corporate income taxes, etc., payable		2,227,157			778,840			1,666,107		
5. Notes payable re facilities		1,806,709			1,004,175			1,175,249		
6. Reserve for bonuses		2,458,157			455,551			893,657		
7. Other	*5	1,446,618			876,177			1,296,358		
Total Current Liabilities			20,540,913	39.1		12,952,287	27.7		15,687,314	30.8
II. Fixed Liabilities										
1. Deferred tax liabilities		3,455			365,300			205,056		
2. Other		251,640			101,555			248,597		
Total Fixed Liabilities			255,095	0.5		466,855	1.0		453,653	0.9
Total Liabilities			20,796,008	39.6		13,419,143	28.7		16,140,968	31.7
(Shareholders' Equity)										
I. Amount of capital			6,882,063	13.1		7,073,223	15.1		7,023,219	13.8
II. Capital surplus										
1. Capital reserve		5,994,118			6,185,254			6,135,250		
Total of capital surplus			5,994,118	11.4		6,185,254	13.2		6,135,250	12.0
III. Earned surplus										
1. Earned surplus reserve		748,262			748,262			748,262		
2. Voluntary reserve		12,709,643			16,351,790			12,709,643		
3. Interim (current) unappropriated profit		5,121,135			3,501,193			7,687,331		
Total earned surplus			18,579,041	35.3		20,601,247	44.1		21,145,237	41.5
IV. Other revaluation balance of securities			435,443	0.8		851,350	1.8		615,343	1.2
V. Treasury Stocks			Δ112,403	Δ0.2		Δ1,385,911	Δ2.9		Δ122,255	Δ0.2
Total Shareholders' Equity			31,778,264	60.4		33,325,165	71.3		34,796,794	68.3
Total of liabilities and shareholders' equities			52,574,272	100.0		46,744,309	100.0		50,937,762	100.0

2) Interim Profit and Loss Statement

(Thousands of yen)

		The previous interim accounting period (April 1, 2004 to September 30, 2004)			The current interim accounting period (April 1, 2005 to September 30, 2005)			Summary of profit and loss statement of the previous fiscal year (April 1, 2004 to March 31, 2005)		
Item	Note	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
I. Sales			30,143,295	100.0		20,475,304	100.0		54,149,104	100.0
II. Cost of Goods Sold			22,762,738	75.5		17,116,365	83.6		41,246,082	76.2
Gross Profit on Sales			7,380,556	24.5		3,358,939	16.4		12,903,021	23.8
III. Selling, General & Admin. Expenses			2,109,237	7.0		1,672,503	8.2		3,830,771	7.1
Operating Income			5,271,319	17.5		1,686,435	8.2		9,072,250	16.7
IV. Non-operating Revenue	*1		590,354	2.0		855,050	4.2		898,931	1.7
V. Non-operating Expenses	*2		170,814	0.6		167,669	0.8		312,393	0.6
Ordinary Profit			5,690,858	18.9		2,373,817	11.6		9,658,787	17.8
VI. Extraordinary Profit	*3		184	0.0		127,034	0.6		141,929	0.3
VII. Extraordinary Loss	*4 *5		36,660	0.1		263,554	1.3		15,465	0.0
Interim (current) net profit before taxes			5,654,383	18.8		2,237,297	10.9		9,785,252	18.1
Corporate income taxes, resident taxes and business taxes payable	*7	2,216,875			829,109			3,233,000		
Adjusted amount of corporate income taxes, etc.	*7	—	2,216,875	7.4	—	829,109	4.0	548,549	3,781,549	7.0
Interim (current) net income			3,437,507	11.4		1,408,188	6.9		6,003,702	11.1
Profit carried forward from the previous term			1,683,628			2,093,005			1,683,628	
Unappropriated regained earnings at the end of interim period (current)			5,121,135			3,501,193			7,687,331	

Important basic matters for preparing Interim Financial Statements

The previous interim accounting period (April 1, 2004 to September 30, 2004)	The current interim accounting period (April 1, 2005 to September 30, 2005)	The previous fiscal year (April 1, 2004 to March 31, 2005)
1. Valuation standard and method of valuing assets: (1) Securities (a) Stocks of the subsidiaries and affiliated companies: Valued at cost using the gross average method (b) Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All revaluation balance is transferred directly to the capital stock and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Valued by the gross average method at cost. (2) Derivatives: Valued at the current price. (3) Inventories: Finished goods/Merchandise/Semi-finished goods/Work in progress: Cost method using first-in, first-out method. Raw materials/Stores: Cost method using gross average method.	1. Valuation standard and method of valuing assets: (1) Securities (a) Stocks of the subsidiaries and affiliated companies: Same as on the left. (b) Other Securities: Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. (2) Derivatives: Same as on the left. (3) Inventories: Finished goods/Merchandise/Semi-finished goods/Work in progress: Same as on the left. Raw materials/Stores: Same as on the left.	1. Valuation standard and method of valuing assets: (1) Securities (a) Stocks of the subsidiaries and affiliated companies: Same as on the left. (b) Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to the capital stock and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Same as on the left. (2) Derivatives: Same as on the left. (3) Inventories: Finished goods/Merchandise/Semi-finished goods/Work in progress: Same as on the left. Raw materials/Stores: Same as on the left.
2. Depreciation method for fixed assets (1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired after April 1, 1998 (excluding facilities connected to buildings). The durable length of time is as follows: Buildings & structures: 15 - 31 years Machinery & equipment: 8 - 9 years (2) Intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	2. Depreciation method for fixed assets (1) Tangible fixed assets: Same as on the left. (2) Intangible fixed assets: Same as on the left.	2. Depreciation method for fixed assets (1) Tangible fixed assets: Same as on the left. (2) Intangible fixed assets: Same as on the left.
3. Posting standard for allowances: (1) Allowance for doubtful accounts: In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. (2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim accounting period are booked as reserve based on estimation.	3. Posting standard for allowances: (1) Allowance for doubtful accounts: Same as on the left. (2) Reserve for bonuses Same as on the left.	3. Posting standard for allowances: (1) Allowance for doubtful accounts: Same as on the left. (2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year.

The previous interim accounting period (April 1, 2004 to September 30, 2004)	The current interim accounting period (April 1, 2005 to September 30, 2005)	The previous fiscal year (April 1, 2004 to March 31, 2005)
(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥29,886 thousand to prepaid pension expenses as pension assets at the end of the current interim accounting period exceeding the liability for retirement benefits.	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥310,632 thousand to prepaid pension expenses as pension assets at the end of the current interim accounting period exceeding the liability for retirement benefits. (Changes in Accounting Policy) From the current interim accounting period, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and interim net profit before tax increased by ¥719 thousand.	(3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the fiscal year has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥166,659 thousand to prepaid pension expenses as pension assets at the end of the current fiscal year exceeding the liability for retirement benefits.
(4) Reserve for Officers' Retirement Bonuses In preparation for the payment of officers' retirement bonuses due to retirement of officers, the Company has reserved the required amount pursuant to the internal rules, but by a resolution of the 56th general meeting of shareholders, the officers' retirement bonus scheme was abolished in June 2004. In this regard, officers' retirement bonuses for the service period by June 2004 shall be paid at the time of retirement of each officer and they are included in "Others" of fixed liabilities.	(4) —	(4) Reserve for Officers' Retirement Bonuses In preparation for the payment of officers' retirement bonuses due to retirement of officers, the Company has reserved the required amount pursuant to the internal rules, but by a resolution of the 56th general meeting of shareholders, the officers' retirement bonus scheme was abolished in June 2004. In this regard, officers' retirement bonuses for the service period by June 2004 shall be paid at the time of retirement of each officer and they are included in "Others" of fixed liabilities.
4. Standards for converting foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, etc., on the closing day of the interim accounting period, and the difference in conversion is entered as income or loss.	4. Standards for converting foreign currency denominated assets and liabilities into yen Same as on the left.	4. Standards for converting foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted at the spot exchange rate, etc., on the closing day of the term, and the difference in conversion is entered as income or loss.
5. Treatment of leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	5. Treatment of leasing transactions Same as on the left.	5. Treatment of leasing transactions Same as on the left.

The previous interim accounting period (April 1, 2004 to September 30, 2004)	The current interim accounting period (April 1, 2005 to September 30, 2005)	The previous fiscal year (April 1, 2004 to March 31, 2005)
6. Other important matters for preparation of interim financial statements (1) Method for treatment of deferred assets All costs for new share issuance are treated as costs at the time of expenditure. (2) Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	6. Other important matters for preparation of interim financial statements (1) Method for treatment of deferred assets Same as on the left. (2) Accounting treatment of consumption tax, etc. Same as on the left.	6. Other important matters for preparation of financial statements (1) Method for treatment of deferred assets Same as on the left. (2) Accounting treatment of consumption tax, etc. Same as on the left.

Changes in Substantial Underlying Matters for Preparation of Interim Financial Statements

The previous interim accounting period (April 1, 2004 to September 30, 2004)	The current interim accounting period (April 1, 2005 to September 30, 2005)	The previous fiscal year (April 1, 2004 to March 31, 2005)
—	(Accounting Standards for Impairment of Fixed Assets) From the current interim accounting period, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, interim net profit before tax decreased by ¥5,604 thousand. In this regard, accumulated impairment losses are directly deducted from the amount of each asset in compliance with the revised rules for interim financial statements.	—

Additional Information

The previous interim accounting period (April 1, 2004 to September 30, 2004)	The current interim accounting period (April 1, 2005 to September 30, 2005)	The previous fiscal year (April 1, 2004 to March 31, 2005)
(Indication in the statement of income of the portion of pro forma standard taxation in corporate enterprise taxes) From the current interim accounting period, in compliance with the Practice Corresponding Report No. 12, "Practical Treatment of Indication in the Statement of Income of the Portion of Pro-Forma Standard Taxation in Corporate Enterprise Taxes" (Business Accounting Standards Committee, dated February 13, 2004), ratio to added value and ratio to capital are appropriated in Selling, General & Admin. Expenses. In this connection, the amount appropriated in Selling, General & Admin. Expenses was ¥49,786 thousand.	—	(Indication in the statement of income of the portion of pro forma standard taxation in corporate enterprise taxes) From the current fiscal year, in compliance with the Practice Corresponding Report No. 12, "Practical Treatment of Indication in the Statement of Income of the Portion of Pro-Forma Standard Taxation in Corporate Enterprise Taxes" (Business Accounting Standards Committee, dated February 13, 2004), ratio to added value and ratio to capital are appropriated in Selling, General & Admin. Expenses. In this connection, the amount appropriated in Selling, General & Admin. Expenses was ¥90,000 thousand.

Notes

(Notes Related to Interim Balance Sheet)

End of Previous Interim Accounting Period (as of September 30, 2004)	End of Current Interim Accounting Period (as of September 30, 2005)	Previous fiscal year (as of March 31, 2005)
*1 Accumulated depreciation of tangible fixed assets ¥18,682,825 thousand	*1 Accumulated depreciation of tangible fixed assets ¥21,121,902 thousand	*1 Accumulated depreciation of tangible fixed assets ¥19,927,584 thousand
*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings 2,780,472 (2,780,472) Structures 74,641 (74,641) Machinery and equipment 1,834,525 (1,834,525) Tools and fixtures 45,926 (45,926) Land 258,342 (191,025) Total 4,993,907 (4,926,590) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings 2,580,631 (2,580,631) Structures 63,052 (63,052) Machinery and equipment 1,432,710 (1,432,710) Tools and fixtures 35,896 (35,896) Land 258,342 (191,025) Total 4,370,632 (4,303,315) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings 2,675,690 (2,675,690) Structures 68,296 (68,296) Machinery and equipment 1,606,529 (1,606,529) Tools and fixtures 39,386 (39,386) Land 258,342 (191,025) Total 4,648,245 (4,580,928) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3 Liabilities on guarantee 1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Polatechno Co., Ltd. ¥10,000 Eagle Co., Ltd. ¥13,000 Total ¥23,000 Note: Liabilities on guarantee to Polatechno Co., Ltd. are guaranteed by Nippon Kayaku Co., Ltd. and the Company. 2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥13,121	3 Liabilities on guarantee 1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Eagle Co., Ltd. ¥7,000 Total ¥7,000 2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥4,703	3 Liabilities on guarantee 1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Eagle Co., Ltd. ¥10,000 Total ¥10,000 2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥4,882
4 The company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with two banks, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim accounting period: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥4,200,000 Draw-downs ¥190,000 Net ¥4,010,000	4 The company has executed an overdraft agreement with three correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim accounting period: (in thousands of yen) Current account overdrafts ¥2,050,000 Draw-downs ¥190,000 Net ¥1,860,000	4 The company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with one bank, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current fiscal year: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥2,750,000 Draw-downs ¥190,000 Net ¥2,560,000
*5 Suspense payment consumption tax, etc., and suspense receipt consumption tax, etc., are set off and the set off amount is included in "Others" of current liabilities.	*5 Same as at the left.	*5 —

(Notes to Related Interim Profit and Loss Statement)

<table>
<tr><th>Previous Interim Accounting Period
(April 1, 2004 to September 30, 2004)</th><th>Current Interim Accounting Period
(April 1, 2005 to September 30, 2005)</th><th>Previous fiscal year
(April 1, 2004 to March 31, 2005)</th></tr>
<tr>
<td>*1 Material non-operating profits
(in thousands of yen)
Interest received ¥19,439
Dividend received ¥305,124</td>
<td>*1 Material non-operating profits
(in thousands of yen)
Interest received ¥21,829
Dividend received ¥450,786
Rent ¥185,601</td>
<td>*1 Material non-operating profits
(in thousands of yen)
Interest received ¥37,267
Dividend received ¥310,593
Rent ¥362,046</td>
</tr>
<tr>
<td>*2 Material non-operating expenses
(in thousands of yen)
Interest paid ¥1,172
Rent payment ¥111,240</td>
<td>*2 Material non-operating expenses
(in thousands of yen)
Interest paid ¥537
Rent payment ¥120,269</td>
<td>*2 Material non-operating expenses
(in thousands of yen)
Interest paid ¥1,739
Rent payment ¥235,665</td>
</tr>
<tr>
<td>*3 —</td>
<td>*3 Material extraordinary profits
(in thousands of yen)
Profit from reversal of officers' retirement bonuses ¥127,034</td>
<td>*3 Material extraordinary profits
(in thousands of yen)
Profit on sale of fixed assets ¥67,251
Profit on sale of investment securities¥40,708
Refund of fixed assets tax ¥33,969</td>
</tr>
<tr>
<td>*4 —</td>
<td>*4 Material extraordinary losses
(in thousands of yen)
Loss on sale of investment securities ¥142,520
Loss on transfer to allowance for doubtful accounts ¥102,230
Loss on impairment ¥5,604</td>
<td>*4 Material extraordinary losses
(in thousands of yen)
Golf-course-membership depreciation loss ¥10,310</td>
</tr>
<tr>
<td>*5 —</td>
<td>*5 Loss on impairment
The company appropriated the following loss on impairment in the current interim accounting period.
<table>
<tr><th>Place</th><th>Usage</th><th>Type</th></tr>
<tr><td>Myoko-shi, Niigata Prefecture</td><td>Dormant assets</td><td>Land</td></tr>
<tr><td>Hichiso-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
<tr><td>Shirakawa-cho, Kamo-gun, Gifu Prefecture</td><td>Dormant assets</td><td>Investment real estate property</td></tr>
</table>
The company makes grouping of leased assets and dormant assets by each asset based on the segment of business type.
In the current interim accounting period, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand).
Breakdown is Land of ¥1,197 thousand and investment real estate property of ¥4,407 thousand.
In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.</td>
<td>*5 —</td>
</tr>
<tr>
<td>6 Effectuated depreciation
(in thousands of yen)
Tangible fixed assets ¥1,171,999
Intangible fixed assets ¥15,938
Total ¥1,187,938</td>
<td>6 Effectuated depreciation
(in thousands of yen)
Tangible fixed assets ¥1,284,758
Intangible fixed assets ¥16,500
Total ¥1,301,259</td>
<td>6 Effectuated depreciation
(in thousands of yen)
Tangible fixed assets ¥2,510,938
Intangible fixed assets ¥31,959
Total ¥2,542,897</td>
</tr>
<tr>
<td>*7 Since tax effect accounting by the simplified method is applied to Tax expenses in the current interim accounting period, adjustment of corporate income tax, etc. is included in "Corporate income tax, local resident tax and enterprise tax."</td>
<td>*7 Same as at the left.</td>
<td>*7 —</td>
</tr>
</table>

(Notes on Leasing Transactions)

The previous interim accounting period (April 1, 2004 to September 30, 2004)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Tools and fixtures	100,227	47,074	53,152
Other	50,396	26,304	24,092
Total	150,624	73,379	77,245

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of interim period.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥27,987
More than 1 year	¥49,257
Total	¥77,245

(Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of interim period.

3. Prepaid lease payments and depreciation cost equivalents:

(Thousands of yen)

Prepaid lease payments: ¥14,155
Depreciation cost equivalent: ¥14,155

4. Method for calculating depreciation cost equivalent:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

The current interim accounting period (April 1, 2005 to September 30, 2005)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at interim period end
Tools and fixtures	101,302	46,219	55,082
Other	122,386	47,350	75,035
Total	223,688	93,570	130,118

(Note) Same as on the left.

2. Prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥40,699
More than 1 year	¥89,418
Total	¥130,118

(Note) Same as on the left.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

Prepaid lease payments: ¥20,615
Depreciation cost equivalent: ¥20,615

4. Method for calculating depreciation cost equivalent:
Same as on the left.

(Regarding Impairment Losses)
There is no impairment loss allocated to lease assets.

The previous fiscal year (April 1, 2004 to March 31, 2005)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Tools and fixtures	93,995	41,282	52,713
Other	109,424	39,850	69,573
Total	203,419	81,132	122,286

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible asset balance at the end of term.

2. Prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥39,396
More than 1 year	¥82,890
Total	¥122,286

(Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Prepaid lease payments and depreciation cost equivalents:

(Thousands of yen)

Prepaid lease payments: ¥38,045
Depreciation cost equivalent: ¥38,045

4. Method for calculating depreciation cost equivalent:
Same as on the left.

(Securities Related)

End of Previous Interim Accounting Period (September 30, 2004)

Securities of subsidiaries and affiliated companies bearing the market values

(Thousands of yen)

	Amount appropriated in interim balance sheet	Market value	Difference
Securities of affiliated companies	895,525	1,965,151	1,069,625

End of Current Interim Accounting Period (September 30, 2005)

Securities of subsidiaries and affiliated companies bearing the market values

(Thousands of yen)

	Amount appropriated in interim balance sheet	Market value	Difference
Securities of affiliated companies	1,725,793	4,080,131	2,354,338

End of Previous Fiscal Year Period (March 31, 2005)

Securities of subsidiaries and affiliated companies bearing the market values

(Thousands of yen)

	Amount appropriated in balance sheet	Market value	Difference
Securities of affiliated companies	1,308,954	2,325,623	1,016,668

(Significant subsequent events)

The previous interim accounting period (April 1, 2004 to September 30, 2004)	The current interim accounting period (April 1, 2005 to September 30, 2005)	The previous fiscal year (April 1, 2004 to March 31, 2005)
—	1. Merger with Arisawa PG Co., Ltd. The Company entered into a merger agreement as of September 22, 2005 and merged on December 1, 2005, for the purpose of efficient organizational operations of the display business and a synergistic effect of technology by merging with Arisawa PG Co., Ltd., our wholly owned subsidiary. Matters concerning the merger are as follows. (1) Date of Merger: December 1, 2005 (2) Method of Merger It was by absorption, in which the Company is the surviving company and Arisawa PG Co., Ltd. is dissolved. In this regard, the Company owns 100% of the shares of Arisawa PG Co., Ltd. and the Company has not issued new shares or made a capital increase or payment of delivered money due to the merger in connection with the merger. (3) Takeover of Assets The Company tookover any and all assets, liabilities and rights and obligations of Arisawa PG Co., Ltd. on the date of the merger. In this regard, the assets and liabilities taken over from Arisawa PG Co., Ltd. are as follows. Total Assets: ¥11 million Total Liabilities: ¥2 million	In accordance with the resolution by the board of directors held on February 17, 2005, the Company issued new shares by means of stock split as follows. 1. As of May 20, 2005, one share is split into 1.1 shares. (1) Number of shares to be increased by the split Common stock: 3,312,548 shares (2) Split Method Number of shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2005 shall be split by the ratio of 1.1 shares per share. 2. Initial Date in Reckoning Dividend April 1, 2005 Per share information in the previous fiscal year based on the assumption that both the said stock split and the stock split carried out during the current fiscal year were made at the beginning of the previous year. Net assets per share ¥819.12 Basic earnings per share ¥118.58 Fully diluted earnings per share ¥117.80 Per share information in the previous fiscal year based on the assumption that the said stock split was carried out at the beginning of the current fiscal year Net assets per share ¥956.04 Basic earnings per share ¥165.49 Fully diluted earnings per share ¥164.33

The previous interim accounting period (April 1, 2004 to September 30, 2004)	The current interim accounting period (April 1, 2005 to September 30, 2005)	The previous fiscal year (April 1, 2004 to March 31, 2005)
—	2. Dissolution of Arisawa Sporting Goods Co., Ltd. The Company adopted a resolution, at the board of directors' meeting held as of September 22, 2005, that Arisawa Sporting Goods, Co., Ltd., one of our subsidiaries shall be dissolved. (1) Reasons for Dissolution Arisawa Sporting Goods Co., Ltd. has been engaged in the import and sale of sporting goods, but improvement in performance cannot be expected due to deterioration of the business environment. Therefore, for more efficient business management, we have decided to transfer and concentrate the business of the company to Shinano Co., Ltd., one of our affiliated companies and that the company shall be dissolved. (2) Overview of Dissolved Company 1) Trade Name Arisawa Sporting Goods Co., Ltd. 2) Address of Head Office 18-2, Higashiryoke 1-chome, Kawaguchi-shi, Saitama Prefecture 3) Representative Sanji Arisawa 4) Details of Business Purchase and sale of sporting goods and related materials 5) Date of Incorporation February 1, 1991 6) Capital Amount ¥10 million 7) Shareholder Composition Arisawa Jushi Kogyo Co., Ltd. : 100% (Arisawa Jushi Kogyo Co., Ltd. is a subsidiary in which the Company invested 100% of capital.) 8) Business Results of the Period ended January 31, 2005 Net sales ¥446 million Operating profit Δ¥9 million Ordinary profit Δ¥8 million Net profit Δ¥10 million (3) Losses of the Company in connection with Dissolution Expected losses of ¥85 million, including debt waiver of loans are appropriated in Extraordinary Losses in the current period. (4) Schedule of Dissolution It is expected that the company shall be dissolved by the end of January 2006.	—

The previous interim accounting period (April 1, 2004 to September 30, 2004)	The current interim accounting period (April 1, 2005 to September 30, 2005)	The previous fiscal year (April 1, 2004 to March 31, 2005)
—	3. Purchase of Treasury Stocks The Company adopted a resolution to purchase its own shares for the purpose of greater capital efficiency under the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code at the board of directors' meeting held as of July 22, 2005. (1) Details of Purchase 1) Type of shares to be purchased Common shares of the Company 2) Total number of shares to be purchased 1,000 thousand shares (upper limit) 3) Total purchase amount of shares ¥3,500,000 thousand (upper limit) 4) Period for purchasing its own shares From July 25, 2005 to January 24, 2006 In this regard, 506,900 shares and total amount of ¥1,233,265 thousand were purchased as of September 30, 2005. Also, 705,600 shares and total amount of ¥1,644,659 thousand were purchased as of November 30, 2005.	—

(2) Other

No applicable matters

6. Reference Information on the Submitting Company

The Company submitted the following documents to authorities during the period from the first day of the current interim accounting period through the date for filing the semi-annual report.

(1) Securities Report and the attached documents
Fiscal year (the 57th term)
April 1, 2004 through March 31, 2005
Submitted to the Chief of the Kanto Financial Affairs Bureau on June 30, 2005.

(2) Securities Registration Statement (Issue of new share subscription rights certificates as stock option) and the attached documents
Submitted to the Chief of the Kanto Financial Affairs Bureau on July 20, 2005.

(3) Amendment to the Securities Registration Statement
Submitted to the Chief of the Kanto Financial Affairs Bureau on August 4, 2005.
This is the amendment report to the Securities Registration Statement submitted on July 20, 2005.

(4) Report on State of Purchase of Treasury Stock
Reporting Period (from July 22, 2005 to July 31, 2005) Submitted to the Chief of the Kanto Financial Affairs Bureau on August 10, 2005.
Reporting Period (from August 1, 2005 to August 31, 2005) Submitted to the Chief of the Kanto Financial Affairs Bureau on September 9, 2005.
Reporting Period (from September 1, 2005 to September 30, 2005) Submitted to the Chief of the Kanto Financial Affairs Bureau on October 7, 2005.
Reporting Period (from October 1, 2005 to October 31, 2005) Submitted to the Chief of the Kanto Financial Affairs Bureau on November 10, 2005.
Reporting Period (from November 1, 2005 to November 30, 2005) Submitted to the Chief of the Kanto Financial Affairs Bureau on December 9, 2005.

PART II. INFORMATION ON GUARANTY COMPANIES OF THE SUBMITTING COMPANY, ETC.

No applicable matters.